SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
UNITED STATES
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Rule 12g-4 (a) (1) (i)
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
(Title of each class of securities covered by this Form)
(Titles of all other securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4 (a) (1) (ii)
Rule 12h-3 (b) (1) (i)
Rule 12g-4 (a) (2) (ii)
Rule 12g-4 (a) (2) (i)
Rule 12h-3 (b) (1) (ii)
Rule 12h-3 (b) (2) (i)
Rule 12h-3 (b) (2) (ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice date: Forty-seven 47

X

X
(Exact name of registrant as specified in its charter)
Merrill Lynch Mortgage Investors, Inc.
Commission File Number:
333-130545
SPECIALTY UNDERWRITING AND RESIDENTIAL FINANCE TRUST
MORTGAGE LOAN ASSET-BACKED CERTIFICATES, SERIES 2006-BC3
None
Date:
(Signature)
SPECIALTY UNDERWRITING AND RESIDENTIAL FINANCE TRUST
Ken Frye
Senior Vice President
Ken Frye
/s/ :
1/23/2007
MORTGAGE LOAN ASSET-BACKED CERTIFICATES, SERIES 2006-BC3
(Issuing Entity)
(Servicer)
250 Vesey Street, 4 World Financial Ctr., 28th Fl, New York, New York, 10080, (212) 449-0357
Class:
Pursuant to the requirements of the Securities Exchange Act of 1934, Merrill Lynch Mortgage Investors, Inc. has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
A1 A-2A A-2B A-2C
A-2D B-1 B-2 B-3
M-1 M-2 M-3 M-4
M-5 M-6